Exhibit (a)(5)(H)

FOR IMMEDIATE RELEASE

ACI WORLDWIDE ANNOUNCES EXTENSION OF THE TENDER OFFER

TO ACQUIRE OFFICIAL PAYMENTS AND SETTLEMENT

WITH PUTATIVE CLASS ACTION PLAINTIFFS

Naples, FL, October 28, 2013 – ACI Worldwide, Inc. (Nasdaq: ACIW), a leading international provider of payment systems, announced today that it has extended its tender offer for all of the outstanding shares of common stock of Official Payments Holdings, Inc. (NASDAQ: OPAY), a leading provider of electronic bill payment solutions, until 12:00 midnight, New York City time, on Monday, November 4, 2013, unless further extended.

ACI and Official Payments also announced today that they have entered into a Memorandum of Understanding on behalf of themselves and the other defendants outlining the terms of the parties’ agreement in principle to settle the actions pending in the Delaware Court of Chancery captioned Williams v. Official Payment Holdings, et al., Case No. 8970, and in the Superior Court of Gwinnett County of the State of Georgia captioned Giacherio v. Official Payment Holdings, et al., Case No. 13-A-08794-8. The terms of the proposed settlement are subject to approval of the Delaware Court of Chancery and dismissal of the action pending in the Superior Court of Gwinnett County of the State of Georgia. ACI and Official Payments and the other defendants entered into the Memorandum of Understanding solely to avoid the costs, risks and uncertainties inherent in litigation, and the Memorandum of Understanding contains no admission of liability or wrongdoing. Official Payments filed today with the SEC an amendment to its Solicitation/Recommendation Statement on Schedule 14D-9 that sets forth revised disclosures agreed to pursuant to the Memorandum of Understanding.

As announced on September 23, 2013, ACI and Official Payments entered into a definitive agreement contemplating the acquisition of Official Payments by ACI pursuant to a tender offer to acquire all outstanding Official Payments common shares at $8.35 per share, net to the seller in cash. The completion of the offer remains subject to the conditions as set forth in the Tender Offer Statement on Schedule TO filed by ACI with the Securities and Exchange Commission (the “SEC”) on October 4, 2013, as amended from time to time. Except for the extension of the offer expiration time, all other terms and conditions of the offer remain unchanged as of October 28, 2013. The offer to purchase and related documents have been filed with the SEC and can be viewed online at www.sec.gov.

Based on information from Computershare Trust Company, N.A., the depositary for the offer, as of October 25, 2013, 1,900,463 shares of Official Payments common stock had been validly tendered in, and not withdrawn from, the offer, representing approximately 9.86% of the outstanding Official Payments common stock on a fully diluted basis.

About ACI Worldwide

ACI Worldwide powers electronic payments and banking for more than 2,600 financial institutions, retailers and processors around the world. ACI software enables $13 trillion in payments each day, processing transactions for more than 250 of the leading retailers globally and 18 of the world’s 20 largest banks. Through our integrated suite of software products and hosted services, we deliver a broad range of solutions for payments processing; card and merchant management; online banking; mobile, branch and voice banking; fraud detection; trade finance; and electronic bill presentment and payment. To learn more about ACI, please visit www.aciworldwide.com. You can also find us on Twitter @ACI_Worldwide.

Forward-Looking Statements

This press release contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including statements about the planned completion of the tender offer and the merger. No forward-looking statement can be guaranteed and actual results may differ materially from those that ACI and Official Payments project. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those expressed in any forward-looking statement, many of which are outside of the control of management. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (2) successful completion of the proposed transaction on a timely basis; (3) the impact of regulatory reviews on the proposed transaction; (4) the outcome of any legal proceedings that may be instituted against one or both of ACI and Official Payments and others following the announcement of the merger agreement; (5) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the transaction; and (6) other factors described in ACI’s and Official Payments’ filings with the SEC, including their respective reports on Forms 10-K, 10-Q, and 8-K. Except to the extent required by applicable law, neither ACI nor Official Payments undertakes any obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future results or otherwise.

Important Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Official Payments common stock is being made only pursuant to a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer (the “Tender Offer Statement”), which ACI filed with the SEC on October 4, 2013. On October 4, 2013, Official Payments filed with the SEC a Solicitation/Recommendation Statement with respect to the tender offer (the “Recommendation Statement”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the Tender Offer Statement and the Recommendation Statement have been mailed to shareholders of Official Payments free of charge. Shareholders of Official Payments may also obtain free copies of the Tender Offer Statement, the Recommendation Statement and other documents filed by ACI and Official Payments on the SEC’s website at http://www.sec.gov.

© Copyright ACI Worldwide, Inc. 2013.

ACI Worldwide, ACI Worldwide Payment Systems, the ACI Worldwide logo and all ACI Worldwide product names are trademarks or registered trademarks of ACI Worldwide, Inc., or one of its subsidiaries, in the United States, other countries or both. Other parties’ trademarks referenced are the property of their respective owners.

For more information contact:

John Kraft, Vice President, Investor Relations & Strategic Analysis

ACI Worldwide

239-403-4627

john.kraft@aciworldwide.com